United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File No.

000-54980

(Exact name of registrant as specified in its charter)

WholeLife Companies, Inc. a/k/a Glenwalk Acquisition Corporation

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6301 Waterford Blvd., Suite 407; Oklahoma City, OK 73118

405-286-1111

(Title of each class of securities covered by this Form)

Common Stock and Preferred Stock (No Preferred Stock Issued)

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

None

Please place an [x] in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, WholeLife Companies, Inc. a/k/a Glenwalk Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: 6/30/2015

/s/ John B. Lowery
By: John B. Lowery
Its: President